EXHIBIT 12

THE NEW YORK TIMES COMPANY

Ratio of Earnings to Fixed Charges

(Unaudited)

(Dollars in thousands, except ratios)	For the Nine Months Ended September 24, 2006
		For the Years Ended
		December 25,	December 26,	December 28,	December 29,	December 30,
		2005	2004	2003	2002	2001
Earnings from continuing operations before fixed charges

Income from continuing operations before income taxes, minority interest and income/loss from joint ventures	$135,918	$408,910	$438,022	$479,429	$462,669	$304,139
Distributed earnings from less than fifty-percent owned affiliates	10,507	9,132	14,990	9,299	6,459	14,859
Adjusted pre-tax earnings from continuing operations	146,425	418,042	453,012	488,728	469,128	318,998
Fixed charges less capitalized interest	53,074	64,648	54,222	56,886	59,225	63,461
Earnings from continuing operations before fixed charges	$199,499	$482,690	$507,234	$545,614	$528,353	$382,459

Fixed charges

Interest expense, net of capitalized interest	$45,103	$53,630	$44,191	$46,704	$48,697	$51,405
Capitalized interest	9,876	11,155	7,181	4,501	1,662	459
Portion of rentals representative of interest factor	7,971	11,018	10,031	10,182	10,528	12,056
Total fixed charges	$62,950	$75,803	$61,403	$61,387	$60,887	$63,920

Ratio of earnings to fixed charges	3.17	6.37	8.26	8.89	8.68	5.98

Note: The Ratio of Earnings to Fixed Charges should be read in conjunction with this Quarterly Report on Form 10-Q, as well as the Company’s Annual Report on Form 10-K for the year ended December 25, 2005.